Datamill Media Corp.
                         1205 Hillsboro Mile, Suite 203
                            Hillsboro Beach, FL 33062
                                 (954) 876-1181

                                  May 10, 2011

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St. N.E.
Washington D.C. 20549

Attn: Lauren Nguyen, Esq.
      Attorney-Advisor
            and
      Sonia Bednarowski, Esq.

RE:   Datamill Media Corp.
      Form S-1/Amendment No. 5
      Filed May 3, 2011
      File Number 333-172010

Dear Madam or Sir:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended ("Act"), the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective at 1:00 p.m., Eastern Daylight Time, on May 12, 2011, or as soon thereafter as practicable. Please call our securities counsel, David E. Wise, Esq. at (210) 323-6074 as soon as our Registration Statement is effective.

     By making this request for acceleration, the undersigned and the Company hereby acknowledge and accept their respective responsibilities under the Act and the Securities Exchange Act of 1934.

     The Company also acknowledges that:

     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Datamill Media Corp.


By: /s/ Vincent Beatty
   --------------------------------
   Vincent Beatty, President